UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER 000-55477
CUSIP NUMBER 31788K108

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:     August 31, 2020.
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FINGERMOTION, INC.
Full Name of Registrant

Not applicable
Former Name if Applicable

1460 Broadway
Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

__________

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR of Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Management was unable to obtain certain of the business information necessary to complete the preparation of the Company's Form 10-Q for the period ended August 31, 2020 and the review of the report by the Company's auditors in time for filing. Such information is required in order to prepare a complete filing. As a result of this delay the Company is unable to file its quarterly report on Form 10-Q within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contract in regard to this notification.

Martin Shen (Name)	347 (Area Code)	349-5339 (Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            ☒ Yes            ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ☒ Yes            ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Until the completion by Fingermotion, Inc. (the “Company”) of its quarter-end closing and review procedures for the quarterly period ended August 31, 2020, the Company is unable to provide a reasonable estimate of its detailed results of operations for the quarterly period ended August 31, 2020. However, subject to the completion of the Company’s quarterly financial statements for inclusion in the Company’s Quarterly Report on Form 10-Q and the review thereof by the Company’s independent registered public accounting firm, the Company expects the results of its operations for the quarterly period ended August 31, 2020 to reflect significant changes in results of operations from the results of its operations for the Company’s quarterly period ended August 31, 2019. The Company is providing the following preliminary estimated results for the quarterly period ended August 31, 2020:

The Company expects to report that revenues for the quarterly period ended August 31, 2020 increased to $3,621,054, compared to $2,039,476 for the quarterly period ended August 31, 2019. The Company expects to report that cost of revenue for the quarterly period ended August 31, 2020 increased to $3,362,663 compared to $1,832,747 for the quarterly period ended August 31, 2019. The Company expects to report that its operating expenses for the quarterly period ended August 31, 2020 increased to $1,152,972 compared to $978,834 for the quarterly period ended August 31, 2019. The Company expects to report that loss per share for the quarterly period ended August 31, 2020 and 2019 were approximately $0.03 and $0.03, respectively, based on the weighted-average shares issued and outstanding at the end of the quarterly period.

The foregoing statements are based on the Company’s current expectations as of the date of this filing and are preliminary and may change. As noted above, the Company has not completed its quarter-end closing and review procedures for the quarterly period ended August 31, 2020 and there can be no assurance that final results for the quarter-end will not differ from the preliminary estimated results included herein. In addition, these preliminary estimated results should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) that have been reviewed by the Company’s auditors.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this filing, including statements regarding our future financial position, business strategy, new products, budgets, liquidity, cash flows, projected costs, regulatory approvals or the impact of any laws or regulations applicable to us, and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “should,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations about future events. While we believe these expectations are reasonable, such forward-looking statements are inherently subject to risks and uncertainties, many of which are beyond our control. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this filing are made only as of the date hereof. We do not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments.

FingerMotion, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 15, 2020.	By: /s/ Martin J. Shen Martin J. Shen CEO and CFO